Exhibit 99.3

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Proxy Form for Use by Shareholders at the 2011 Annual General Meeting	Number of shares to which this proxy form relate (Note 1)

I/We (Note 2)

of
being the shareholder of Guangshen Railway Company Limited (the “Company”) hereby appoint THE CHAIRMAN OF THE

GENERAL MEETING/	(Note 3)

of

of as my/our proxy to attend and vote on my/our behalf at the 2011 annual general meeting of the Company (or any adjournment thereof ) (“AGM”) to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, on Tuesday, 22 May 2012 at 9:30 a.m. in respect of the resolutions set out in the notice convening the AGM as hereunder indicated and if no indication is given, as my/our proxy think fit or abstain at his/her own discretion.

RESOLUTIONS		FOR (Note 4)	AGAINST (Note 4)	ABSTAIN FROM VOTING(Note 4)
THAT the following ordinary resolutions are reviewed and approved

1.	To review and approve the work report of the board of directors of the Company for 2011

2.	To review and approve the work report of the supervisory committee of the Company for 2011

3.	To review and approve the audited financial statements of the Company for 2011

4.	To review and approve the profits distribution proposal of the Company for 2011

5.	To review and approve the financial budget proposal of the Company for 2012

6.	To review and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2012 and to authorize the board of directors and the audit committee to determine its remuneration

7.	To review and approve the re-appointment of PricewaterhouseCoopers as the inter national auditor to the Company for 2012 and to authorize the board of directors and the audit committee to deter mine its remuneration

8.	To review and approve the resolution in relation to the termination of Mr. Xu Xiaoming as a director of the sixth session of the board of directors of Guangshen Railway Company Limited

9.	To review and approve the resolution in relation to the election of Mr. Sun Jing as a director of the sixth session of the board of directors of Guangshen Railway Company Limited

Date:	2012	Signature of the shareholder (Note 5):

Notes:

1.	Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.
2.	Full name(s) and address(es) must be inserted in BLOCK LETTERS.
3.	If any proxy other than the chairman is preferred, strike out “THE CHAIRMAN OF THE GENERAL MEETING/” and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to at tend and vote at the AGM. The proxy or proxies need not be a member of the Company. Any alternation made to this proxy form must be signed by the person who signs it.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “ABSTAIN FROM VOTING”. Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/ her discretion. Abstained votes or abstain from voting will not be treated as valid votes in the calculation of voting results.
5.	This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointer is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form (if any) is signed must be lodged at the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).
6.	Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish.